UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 14, 2004

Umpqua Holdings Corporation
(Exact Name of Registrant as Specified in Its Charter)

<u>OREGON</u>	<u>000-25597</u>	<u>93-1261319</u>
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

200 SW Market Street, Suite 1900
Portland, Oregon 97201
(address of Principal Executive Offices)(Zip Code)

(503) 546-2499
(Registrant's Telephone Number, Including Area Code)

(Former name or former address, if changed since last report)

Item 7. Financial Statements and Exhibits

   (c)   Exhibits.

   The following exhibits are being filed herewith and this list shall constitute the exhibit index:

   Exhibit

   (99)   Press Release

Item 9. Regulation FD Disclosure

   Attached as Exhibit 99 is a Press Release issued April 14, 2004. This information is being furnished to satisfy Regulation FD, but is not deemed filed under the Securities Exchange Act of 1934.

SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                          UMPQUA HOLDINGS CORPORATION
                          (Registrant)

Dated: April 14, 2004   By:/s/ Kenneth E. Roberts
                                 Kenneth E. Roberts
                                 Assistant Secretary

Exhibit 99

UMPQUA HOLDINGS CORPORATION
Parent company for Umpqua Bank and Strand, Atkinson, Williams & York

FOR IMMEDIATE RELEASE

Media Contacts:

Dan Sullivan	Lani Hayward
Umpqua Holdings Corporation	Umpqua Holdings Corporation
503-546-2492	503-228-2117
dansullivan@umpquabank.com	lanihayward@umpquabank.com

Umpqua Bank Starts Its Washington Expansion Efforts With Bellevue Office

PORTLAND, Ore., April 14 /PRNewswire-FirstCall/ -- Umpqua Bank, a subsidiary of Umpqua Holdings Corporation (Nasdaq: UMPQ), today announced its expansion into the Seattle metro area with a Loan Production Office in Bellevue, Washington. Umpqua Bank will begin making commercial loans at this location while it seeks a permanent Bellevue site for a flagship Umpqua Bank retail store. The newly-opened Bellevue facility, located at 800 Bellevue Way NE, also features the brokerage services of Strand, Atkinson, Williams & York, Inc., a subsidiary of Umpqua Holdings.

"Umpqua Bank has stated its goal to be in markets from Seattle to Sacramento," said Ray Davis, president and CEO, Umpqua Holdings Corporation. "Our entry into Bellevue, coupled with our recent merger announcement with Humboldt Bank in Northern California, puts us firmly on the path to meeting our goal. We are excited about our move into the Seattle area and, specifically, to establishing Umpqua Bank in the Bellevue area as we seek out locations for our flagship store in this community."

Bill Hewitt, vice president and commercial relationship manager, will oversee Umpqua's Bellevue Loan Production Office operations. Hewitt has been in commercial banking since 1987 holding positions with the Bank of Hawaii, Enterprise Bank, and Bay Bank of Bellevue. Hewitt is an established member of the Bellevue community and is actively involved with the Bellevue Boys and Girls Club, St. Thomas School, and is a member of both the Overlake Club and the Bellevue Club.

About Umpqua Bank

Umpqua Bank, headquartered in Roseburg, Ore., is a subsidiary of Umpqua Holdings Corporation and has 64 locations between Ashland, Ore. and Vancouver, Wash., and along the Oregon Coast. Umpqua Bank was named #1 on "The 100 Best Companies to Work for in Oregon" large companies list for 2004 by Oregon Business Magazine. Umpqua Holdings also owns retail brokerage subsidiary Strand, Atkinson, Williams & York, Inc., which has 16 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Umpqua Bank's Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Ore. For more information, visit www.umpquabank.com.

This press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in the company's filings with the SEC. You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include the company's expected growth in Washington, its ability to locate and develop store sites in that market and the company's successful completion of the Humboldt merger.

SOURCE Umpqua Bank